Exhibit (a)(1)Q)
Stock Option Exchange

�Safe Harbor� Statement
The stock option exchange program described in the
presentation is dependent upon market conditions.  If market conditions materially change, the Board reserves the right
to modify the program.  Any modifications would be
communicated to you.

This is a voluntary program.  We are not recommending
whether you should participate, but rather providing you
with this presentation to further explain the program.  Any
hypothetical examples used in this presentation are for
illustrative purposes only.  The Stock Option Exchange
Website contains important information about the option
exchange program, including documents we filed with the SEC, such as the Offer to Exchange.  You should read this
information and the documents we have filed with the SEC
before deciding whether to exchange your eligible options.

Presentation Objectives:
Stock Option Overview
Purpose of the Exchange Program
How the Exchange Program Works
Certain Terms and Conditions of the Replacement Option
Grants
How to Participate

Why Does the Board Give Us Equity?
Retain and motivate talent
Ensure alignment with shareholder interests
Motivate employees to work toward Sonic�s success
Reward employees� contributions by allowing them to benefit
from increases in our stock price

Why the �Status Quo� Isn�t  Working?
Stock market has seen significant decline in the past 18
months
Sonic�s performance has not been strong enough to overcome
market pressures
We have many �underwater� stock options that could require a long time to return value to option holders

What Are We Doing About It?
Offering a Stock Option Exchange Program!
Allows eligible option holders the opportunity to exchange
options with a high exercise price for a lesser amount of
options at a reduced (i.e. closer to �in-the-money�)
exercise price

Purposes of the Exchange Program
Voluntary, one-time opportunity to surrender eligible
�underwater� stock options in exchange for a lesser amount
of replacement stock options with a lower exercise price
Provide employees motivation to work toward our success
Reward our employees� contributions by allowing them to
benefit from increases in our stock price

Terms of Exchange Program
Eligible Options
Exercise price greater than $15.00
Your eligible options will be listed on Stock Option Exchange Website

You Are an Eligible Employee if:
You hold Eligible Options
You are actively employed on the date the Exchange Program
began (March 31, 2010) and remain actively employed through
the date the replacement options are granted (expected to be
April 29, 2010)
Members of Sonic�s senior management team and members of the
Board of Directors are excluded from participating

Replacement Options
Exchange ratio less than one to one
Exercise price will be 110% of closing price on Exchange
Offer expiration date.
If Sonic�s closing price is $11.00 on the expiration date,
the exercise price for replacement options will be $12.10
(110% of $11.00)
Retain expiration date of original options
New vesting schedule:
For vested options � one year from the Exchange Offer
expiration date
For unvested options � current vesting schedule
extended one year

VESTING EXAMPLE (based on April 29 closing date)
For example, options granted January 10, 2008:
1/3 of the options that vested on January 10, 2009 will vest
April 29, 2011
1/3 of the options that vested on January 10, 2010 will vest
April 29, 2011
1/3 of the options that are scheduled to vest on January 10,
2011 will vest on January 10, 2012

Exchange is on �Grant-by-Grant� Basis
You may elect to surrender eligible stock options from one
grant but not another
You must surrender all eligible options in the grant
selected for exchange

How Does it Work?
The exchange ratio will follow the table below:
Exercise Price
Of Eligible Option
($)            Exchange
                   Ratio        Example
16.34            1.35 to 1    74 New Options issued in
                                exchange for 100 Eligible
                                Options (100 divided by 1.35)
19.30 to 21.14    1.70 to 1    58 New Options issued in
                                exchange for 100 Eligible
                                Options (100 divided by 1.70)
21.65 to 22.24     1.95 to 1    51 New Options issued in
                                exchange for 100  Eligible
                                Options (100 divided by 1.95)
22.54 to 24.81     2.10 to 1    47 New Options issued in
                                exchange for 100 Eligible
                                Options (100 divided by 2.10)

Breakeven Stock Price
Defined:  The eventual stock price at exercise at which an
eligible employee would receive an equal gain whether or not the employee participates in the exchange offer.
Below this stock price, employees would receive greater
value by participating in the exchange offer
Above this stock price, employees would receive greater
value if they retain their eligible options

Assumptions for Breakeven Calculation
The exercise price of the replacement options is $12.28
The employee will be with Sonic long enough for all options
to vest
All replacement options in the grant are exercised at once
The breakeven stock price is reached before the replacement
option expires
Does not take into account any present value or discount
factor to differentiate option exercises at different points in time
Does not take into account an eligible employee�s individual tax status and circumstances

Formulas for Breakeven Calculation
(Eligible Options x Eligible Option Exercise Price)�
(Replacement Options x Replacement Option Exercise Price)
Eligible Options � Replacement Options
or
(Exchange Ratio x Eligible Option Exercise Price) �
Replacement Option Exercise Price
Exchange Ratio - 1

Breakeven Stock Prices by Current Exercise Price
Exercise Price   Exchange   Breakeven Stock Price
Of Eligible      Ratio
Options
$16.34           1.35 to 1  $27.95
$19.30           1.70 to 1  $29.33
$19.34           1.70 to 1  $29.43
$19.72           1.70 to 1  $30.35
$20.69           1.70 to 1  $32.71
$21.07           1.70 to 1  $33.63
$21.14           1.70 to 1  $33.80
$21.65           1.95 to 1  $31.52
$21.83           1.95 to 1  $31.89
$22.21           1.95 to 1  $32.67
$22.24           1.95 to 1  $32.73
$22.54           2.10 to 1  $31.87
$22.98          2.10 to 1  $32.71
$23.08          2.10 to 1  $32.90
$24.81           2.10 to 1  $36.20

Breakeven Stock Prices
Subject to the stated assumptions, Sonic stock would have to reach $27.95 or more for any of the eligible stock option
grants to provide higher potential gains than the replacement options

Breakeven Stock Prices (continued)
If exercise price of replacement options is higher than
$12.28 � breakeven price will be lower
If exercise price of replacement options is lower than
$12.28 � breakeven price will be higher

Why You Should Consider the Exchange Program
With strong performance, your replacement options should have more value in the nearer-term
New exercise price is more achievable based on current market conditions
This will get us even more focused on creating tremendous shareholder value for years to come

How to Make an Election to Exchange:
You have received by email Exchange Offer information and instructions
You will be required to make an election on a grant-by-grant basis to participate
Elections will be made via a Stock Option Exchange Offer Website at
https://sonic.equitybenefits.com
Personal questions may be directed by email to
optionexchquestions@sonicdrivein.com or 405) 225-5250, available from 8:00 a.m.
to 4:00 p.m., Central Time, Monday though Friday

Timeline
Your final elections must be received prior to the Exchange Program deadline of
4:00 p.m. Central Time, April 29, 2010
Your final elections received as of the Exchange Program deadline will supersede any previous elections

One More Thing�
We must ensure Sonic�s strong performance in order to create value for our shareholders. Achieving strong results is the only thing that will make this program meaningful for both our employees and stockholders.

Questions?